NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.712.2800 F 202.712.2860 nelsonmullins.com

March 28, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Monroe Capital Corporation –
Post-Effective Amendment No. 8 to Registration Statement on Form N-2, File No. 333-216665

Ladies and Gentlemen:

On behalf of Monroe Capital Corporation (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Post-Effective Amendment No. 8 to the Company’s registration statement on Form N-2, filed with the Commission concurrently herewith (“Post-Effective Amendment No. 8”), a selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984). Post-Effective Amendment No. 8 relates to the Company’s shelf offering of up to an aggregate of $300,000,000 of securities of the Company under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”).

The disclosure contained in Post-Effective Amendment No. 8 is substantially similar to the disclosure contained in the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-216665), filed on May 24, 2018 (“Post-Effective Amendment No. 4”), which was subject to review and comment, and declared effective by the Staff on June 1, 2018. The Company filed Post-Effective Amendment No. 8 to update its audited financial statements to include audited financial statements and notes thereto for the year ended December 31, 2018 so as to comply with Section 10(a)(3) of the Securities Act.

In addition, Post-Effective Amendment No. 8 contains, among other things, the following changes from Post-Effective Amendment No. 4: (i) updates financial information disclosure; (ii) adds, deletes and/or modifies disclosure related to (a) outstanding securities, (b) risk factors, (c) biographies for executive officers and directors of the Company, (d) regulation, (e) conflicts of interest, (f) portfolio management and (g) taxation; (iii) adds and deletes certain exhibits; (iv) adds information and undertakings regarding incorporation by reference and (v) other general clean-up comments.

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Securities and Exchange Commission

March 28, 2019

If you have any questions or comments regarding the foregoing, please feel free to contact me via telephone at (202) 689-2806 or via e-mail at jon.talcott@nelsonmullins.com.

Sincerely,

/s/ Jonathan H. Talcott

Jonathan H. Talcott